Exhibit 107.1

Calculation of Filing Fee Tables

Schedule TO
(Form Type)

Ironwood Multi-Strategy Fund LLC
(Name of Issuer)

Ironwood Multi-Strategy Fund LLC
(Name of Person(s) Filing Statement)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$0 (1)	0.00015310	$0 (1)
Fees Previously Paid	-		-
Total Transaction Valuation	$0 (1)
Total Fees Due for Filing			$0 (1)
Total Fees Previously Paid			$0.0
Total Fee Offsets			$0.0
Net Fee Due			$0 (1)

(1)
The aggregate maximum value of limited liability company interests (“Units”) of Ironwood Multi-Strategy Fund LLC (the “Company”) being purchased is $586,934,788, based upon 20% of the net asset value of the Company as of July 31, 2025. The table reports a transaction valuation of $0 because the Offer is not subject to fees pursuant to the SEC No-Action Letter addressed to the Ironwood Funds and dated April 20, 2017.